                            ------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 5
                                       TO
                                 SCHEDULE 14D-1

                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                           PROLER INTERNATIONAL CORP.
                           (Name of Subject Company)

                          PIC ACQUISITION CORPORATION

                                      AND
                        SCHNITZER STEEL INDUSTRIES, INC.
                                   (Bidders)

                         COMMON STOCK, $1.00 PAR VALUE
                       (Including the associated rights)
                         (Title of Class of Securities)

                                  743396-10-3
                     (CUSIP Number of Class of Securities)

                                ANTON U. PARDINI
                        SCHNITZER STEEL INDUSTRIES, INC.
                             3200 N.W. YEON AVENUE
                             PORTLAND, OREGON 97210
                                 (503) 323-2807

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                    COPY TO:
                               STUART W. CHESTLER
                                STOEL RIVES LLP
                        900 SW FIFTH AVENUE, SUITE 2300
                          PORTLAND, OREGON 97204-1268

CUSIP No. 743396-10-3

                                     14D-1

-------------------------------------------------------------------------------------------
1.         Name of reporting person
           SS or I.R.S. Identification No. of above person

           PIC Acquisition Corporation, I.R.S. No.: 93-1219503

-------------------------------------------------------------------------------------------
2.         Check the appropriate box if a member of a group                                    (a) / /

                                                                                               (b) / /

-------------------------------------------------------------------------------------------
3.         SEC Use Only

-------------------------------------------------------------------------------------------
4.         Sources of Funds

           AF

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5.         Check box if disclosure of legal proceedings is required pursuant to Items 2(e)   /X/
           OR 2(f)

-------------------------------------------------------------------------------------------
6.         Citizenship or place of organization

           Delaware

-------------------------------------------------------------------------------------------
7.         Aggregate amount beneficially owned by each reporting person

           None (0)

-------------------------------------------------------------------------------------------
8.         Check box if the aggregate amount in row (7) excludes certain shares.                   / /

-------------------------------------------------------------------------------------------
9.         Percent of class represented by amount in row (7)

           None (0)

-------------------------------------------------------------------------------------------
10.        Type of reporting person

           CO

-------------------------------------------------------------------------------------------

CUSIP No. 743396-10-3

                                     14D-1

-------------------------------------------------------------------------------------------
1.         Name of reporting person
           SS or I.R.S. Identification No. of above person

           Schnitzer Steel Industries, Inc., I.R.S. No.: 93-0341923

-------------------------------------------------------------------------------------------
2.         Check the appropriate box if a member of a group                                    (a) / /

                                                                                               (b) / /

-------------------------------------------------------------------------------------------
3.         SEC Use Only

-------------------------------------------------------------------------------------------
4.         Sources of Funds

           BK

-------------------------------------------------------------------------------------------
5.         Check box if disclosure of legal proceedings is required pursuant to Items 2(e)   /X/
           OR 2(f)

-------------------------------------------------------------------------------------------
6.         Citizenship or place of organization

           Oregon

-------------------------------------------------------------------------------------------
7.         Aggregate amount beneficially owned by each reporting person

           None (0)

-------------------------------------------------------------------------------------------
8.         Check box if the aggregate amount in row (7) excludes certain shares.                   / /

-------------------------------------------------------------------------------------------
9.         Percent of class represented by amount in row (7)

           None (0)

-------------------------------------------------------------------------------------------
10.        Type of reporting person

           CO

-------------------------------------------------------------------------------------------

    PIC Acquisition Corporation and Schnitzer Steel Industries, Inc. hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on September 20, 1996, as amended by Amendment Nos. 1 - 4, with respect to their offer to purchase all outstanding shares of Common Stock, par value $1.00 per share, of Proler International Corp. (the "Company"), a Delaware corporation, together with the associated stock rights as set forth in this Amendment No. 5. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

ITEM 10. ADDITIONAL INFORMATION.

    (f) On November 19, 1996, the Company issued a press release including a letter it intends to send to stockholders describing the status of the pending sale of the Company. The letter describes, among other things, the extension of the Offer, the increase in the Offer Price and the practical effect of the waiver by the Bidders of certain conditions to the Offer previously announced by the Bidders. Although the Bidders are not able to verify independently all of the information set forth in the letter, a copy of the Company's press release and the letter to stockholders is attached hereto as Exhibit 99(c)(7).

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a) (1) Offer to Purchase, dated September 20, 1996.+

       (2) Letter of Transmittal.+

       (3) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.+

       (4) Form of Summary Advertisement, dated September 20, 1996.+

       (5) Form of Notice of Guaranteed Delivery.+

       (6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.+

       (7) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.+

       (8) Press Release, dated September 16, 1996.+

       (9) Press Release, dated October 7, 1996.+

       (10) Press Release, dated October 18, 1996.+

       (11) Press Release, dated November 1, 1996+

       (12) Press Release, dated November 15, 1996.+

    (b) Credit Agreement dated as of March 27, 1995, among Schnitzer, the syndicate of lenders party thereto and The First National Bank of Chicago, as Agent.+

    (c) (1) Agreement and Plan of Merger, dated September 15, 1996, among the Purchaser, Schnitzer and the Company.+

       (2) Agreement with Depositary.+

       (3) Agreement with Information Agent.+

       (4) Confidentiality Agreement dated as of June 11, 1996.+

       (5) Letter from Schnitzer Steel Industries, Inc. to Mr. Bruce Wilkerson of Proler International Corp. dated November 13, 1996.+

       (6) Letter from Proler International Corp. to Mr. Robert Philip of Schnitzer Steel Industries, Inc. dated November 13, 1996.+

       (7) Press Release issued by Proler International Corp. dated November 19, 1996 and attached letter dated November 19, 1996 from the Board of Directors of Proler International Corp. to stockholders.

    (d) Not applicable.+

    (e) Not applicable.+

    (f) The Offer to Purchase and the Letter of Transmittal are incorporated herein by reference.+
--------------------------
    *   Filed herewith.

    +   Previously filed.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 20, 1996
     -------------------

                        PIC ACQUISITION CORPORATION

                        By:
                             -----------------------------------------
                             Name:               Anton U. Pardini
                                       -----------------------------------
                             Title:   Assistant Secretary and General Counsel
                                       -----------------------------------

                        SCHNITZER STEEL INDUSTRIES, INC.

                        By:
                             -----------------------------------------
                             Name:                 Barry Rosen
                                       -----------------------------------
                             Title:          Vice President of Finance
                                       -----------------------------------